FEDER KASZOVITZ LLP
ATTORNEYS AT LAW

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Telefax: 212-888-7776                                                           Telephone: 212-888-8200                                                                           Writer's Ext.: 5413

July 16, 2015

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Dean Brazier, Esq.

Re:	Innovative Food Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
Filed June 12, 2015
File No. 333-204899

Dear Mr. Brazier:

We write on behalf of the Company with respect to the above-referenced Registration Statement.  Earlier today, Amendment No. 2 was filed providing additional disclosure in Item 15.  We expect that disclosure will address the issue raised in our conversation on Monday, July 13, 2015.  Of course, if you have any further comments or require any further information, please do not hesitate to call me at 212-888-8200 ext 5413.

This letter shall serve as the request of the Company, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Tuesday, July 21, 2015, 4:30PM EST, or the soonest practicable date thereafter.

The Company herewith acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and ( iv) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ IRVING ROTHSTEIN

Irving Rothstein